Exhibit 12

CRC Health Corporation

Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Year Ended 2009		Year Ended 2008	Year Ended 2007		Eleven Months Ended December 31, 2006		One Month Ended January 31, 2006	Three Months Ended March 31, 2005		Years Ended December 31, 2005

	(Successor	)	(Successor )	(Successor	)	(Successor	)	(Predecessor )	(Predecessor	)	(Predecessor	)
Earnings (loss) from operations:
Income (loss) from operations before income taxes	$(27,606)		$(159,190)	$4,796		$6,495		$(51,437)	$6,401		$28,917
Add: Fixed Charges	59,317		71,416	75,715		48,293		2,955	4,525		24,464

Earnings, as adjusted	$31,711		$(87,774)	$80,511		$54,788		$(48,482)	$10,926		$53,381
Computation of fixed charges:
Total interest expense, including interest expensed and amortization of capitalized financing costs and debt discount	$44,166		$54,122	$60,261		$41,456		$2,509	$3,489		$19,817
Interest portion of rent expense	15,151		17,294	15,454		6,837		446	1,036		4,647

Total fixed charges	$59,317		$71,416	$75,715		$48,293		$2,955	$4,525		$24,464
Ratio of earnings to fixed charges (1)	0.53		-1.23	1.06		1.13		-16.41	2.41		2.18
Ratio of earnings to fixed charges (1)	0.53x		—	1.06x		1.13x		—	2.41x		2.18x

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately $27.6 million in 2009, $159.2 million for the fiscal year ended December 31, 2008, $51.4 million for one month ended January 31, 2006, respectively.